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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

         Bell                       Michael                           A.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

          c/o Veridian Corporation, 1200 South Hayes Street, Suite 1100
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                                   (Street)

      Arlington                        VA                             22202
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        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol

    Veridian Corporation (VNX)
    ----------------------------------------------------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
    ----------------------------------------------------------------------------

4.  Statement for Month/Year   6/2002
    ----------------------------------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
    ----------------------------------------------------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    _X_ Director    ___ Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------------------
7.  Individual or Joint/Group Filing (Check Applicable Line)
    _X_  Form filed by One Reporting Person
    ___  Form filed by More than One Reporting Person

    ----------------------------------------------------------------------------
Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock          6/10/2002   C              7,267,339      A        (1)        7,284,523            I              (2)
                                                                                        2,736            D
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially
          owned directly or indirectly.                                   (Over)

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                     Page 1 of 2
                                                                  SEC 1474(3-99)

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                          ---------------------------------------------------
                                                                          Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par
 value $0.0001 per share
 ("Class A Common")                  (1)                6/10/2002           C                                      5,323,325
-----------------------------------------------------------------------------------------------------------------------------
Director Stock Options              $16.00              6/5/2002            A         V             1,330
(right to buy)
-----------------------------------------------------------------------------------------------------------------------------

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security:     ficial
                                                                                (Instr.     ficially         Direct (D)    Owner-
                               --------------------------------------------     5)          Owned            or            ship
                               Date     Expira-                Amount or                    at End           Indirect (I)  (Instr.
                               Exer-    tion         Title     Number of                    of                             4)
                               cisable  Date                   Shares                       Month
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                               (1)                Common Stock  7,267,339        $15.04     0                I            (2)
------------------------------------------------------------------------------------------------------------------------------------
                               Immed.   6/5/2021  Common Stock  1,330            (3)        17,290           D
------------------------------------------------------------------------------------------------------------------------------------

(1) Such shares were acquired through the conversion of Class A Common Stock, par value $0.0001 per share ("Class A Common"), at a ratio of 1.365188-to-1, which occurred on June 10, 2002 automatically with the closing of the Issuer's initial public offering. The original price per share paid for the Class A Common was $15.04 per share.
(2) Michael A. Bell is associated with Monitor Clipper Equity Partners, L.P., Monitor Clipper Equity Partners (Foreign), L.P., Monitor Consulting, L.P. and Monitor Company Group, L.P./ By virtue of these associations, Mr. Bell has an indirect pecuniary interest in a portion of the 5,323,325 shares of Class A Common Stock reported above prior to their conversion and of the aggregate of 7,284,523 shares of Common Stock after such conversion held by these entities or on behalf of people associated with these entities. Mr. Bell disclaims beneficial ownership of the securities held by each of these entities except to the extent of his pecuniary interest therein.
(3)  Securities were awarded as a grant.

                              /s/ Michael A. Bell                  July 10, 2002
                              -------------------------------      -------------
                              **Signature of Reporting Person      Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                     Page 2 of 2
                                                                  SEC 1474(3-99)